Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Multi-National Cannabis Operator Clever Leaves Bets on Low-Cost Model and Prepares to Go Public via SPAC

September 30, 2020 at 1:30 pm

Exclusive article by Carrie Pallardy

Exclusive Interview with Clever Leaves CEO Kyle Detwiler

Clever Leaves is one of the largest-scale, lowest-cost cannabis producers, according to CEO Kyle Detwiler. Rather than building operations in markets where cannabis first became legal, this company has opted for federally legal markets with the environment to support low-cost cannabis growth. Detwiler spoke with New Cannabis Ventures about the company’s global operations in Colombia and beyond, plans to go public via a SPAC acquisition and continued growth. The audio of the entire conversation is available at the end of this written summary.

Talent at Clever Leaves

Prior to leading Clever Leaves, Detwiler built his career in private equity at firms like KKR and The Blackstone Group. He spent a lot of time working with healthcare investments and natural resource investments in Latin America. He saw the production of pharmaceuticals shift to a lower-cost model outside of the United States and saw how an agricultural operation like sugar cane could be done in a more environmentally and economically advantageous way in a market like Brazil. Detwiler applied these two ideas to cannabis, looking for a way to grow cannabis in a natural environment with significantly lower costs.

The Clever Leaves leadership team is spread out across the company’s global operations. President Andrés Fajardo and Chief Regulatory Officer Julián Wilches operate out of Colombia. Fajardo spent years at Booz & Company and ran a private equity-backed healthcare company in Colombia. Wilches previously served as Director of Drug Policy for Colombia.

The company also has leaders in Portugal and Germany. In the United States, Detwiler highlighted the recent addition of General Counsel and Corporate Secretary David Kastin to the team. Kastin previously served as the General Counsel of The Vitamin Shoppe.

Clever Leaves Team Members

Global Operations

Clever Leaves’ operations are broken up into two main categories: its branded nutraceutical company in the United States and its global B2B cannabis business.

The company acquired a family-run nutraceutical company, Herbal Brands, in Arizona. Clever Leaves distributes products into more than 10,000 retail locations in the United States and largely operates as a standalone business. It will be a key entry point into the U.S. market when cannabis becomes federally legal, according to Detwiler. The company has U.S. team members in Arizona, Tennessee and New York.

On the international cannabis side of the business, Clever Leaves focuses on B2B operations. The company’s Colombia operations include approximately 400 employees, 1.8 million square feet of greenhouse and 40,000 square feet of extraction and R&D space. Its Colombia asset is EU GMP-certified.

Clever Leaves Has a Significant Operational Footprint in Colombia.

In Europe, Clever Leaves owns 9 million square feet of land in Portugal. It is one of the few companies in the country authorized to cultivate, import and export cannabis, according to Detwiler. In Germany, the company has a minority investment in the company Cansativa, which has become a significant importer and distributor of cannabis. It also operates IQANNA, which focuses on importation strategy.

Realignment during the Pandemic

At the end of March and the beginning of April, the COVID-19 pandemic resulted in cargo flights being shut down in Colombia. Clever Leaves, which had a substantial shipment ready to go out to customers in Australia, took a hit. The shutdown of retail stores in the U.S. also proved a challenge to the nutraceutical business. But, the company was quick to realign its cost structure. Detwiler took a 40 percent salary cut, and the whole company pivoted to face the challenge.

The pandemic has also resulted in a slow-down of regulatory processes around the world. Clever Leaves was fortunate enough to undergo its EU GMP inspection in January and receive its certification in July, according to Detwiler.

Potential for Expansion

While there is a global shift toward the legalization of cannabis, it will take time and it will not always go as expected, according to Detwiler. At the beginning of the year, he expected the Mexican market to open up and the Brazilian market to take a while longer, but the opposite happened.

The market in Brazil is largely pharmaceutical. The country has banned domestic production, and products will be sold in pharmacies and prescribed by doctors, according to Detwiler. With its EU GMP certification, Clever Leaves is well-positioned to take advantage of the opportunity in this market.

While federal legalization in the United States is not essential to its strategy, it remains a consideration. Again, EU GMP certification will give the company a competitive advantage when cannabis becomes federally legal in the U.S. Detwiler pointed with optimism to the Biden plan that would allow distribution in pharmacies potentially.

The company’s assets are underutilized today, allowing for expansion without the need to build more. It has plenty of organic growth opportunities to explore, but M&A is an option as well. Through the minority investment in Cansativa, Clever Leaves has helped that company go from importing one kilogram a month in Germany to up to 50 kilograms per month, according to Detwiler. The company has yet to ship its own products through Cansativa, but it has value as a standalone company.

Going forward, Clever Leaves will consider other opportunities to make partnerships like the one it has with Cansativa. As more markets open up, like the U.K., Australia, Brazil and South Africa, the company sees an interesting opportunity to find partners that need their strategic capital.

Clever Leaves has also signed a regional supply agreement with Canopy Growth, helping to accelerate its asset-light business model in Latin America, according to Detwiler. The company is focused on executing that agreement, and Detwiler sees the potential to expand a partnership like that in the future.

Going Public

The company has a definitive agreement with the Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA) that will take the company public on the NASDAQ. The deal is expected to close in the fourth quarter, according to Detwiler. The company had been contemplating a going public for a while before ultimately determining that the SPAC route made more sense than a traditional IPO from a risk perspective, according to Detwiler.

Raising Capital

The company has demonstrated an ability to raise capital, including $20 million raised after the onset of the COVID-19 pandemic. It has raised a total of $125 million and deployed most of that capital. It will be raising more capital when it closes the SAMA transaction, according to Detwiler.

The company has been able to attract institutional-grade investors. Farallon, a San Francisco-based hedge fund, is one of the largest investors in Clever Leaves. The company is hoping to attract other large investors like that, according to Detwiler.

Earlier on in the company’s history, it was funded by friends and family. But, it has also attracted investors, including some future customers, interested in the Clever Leaves model. It has received investment from operators in Brazil with which Clever Leaves is now partnering. The company has also attracted investment from pharmaceutical businesses in countries like Mexico.

2020 Outlook

Clever Leaves is estimating $12 million in revenue for 2020, and the company is still confident it will reach that number, according to Detwiler.

As it grows, the company tracks major metrics like revenue, gross margin and cash flow positivity. It also drills down into cultivation and extraction metrics. Clever Leaves wants to maximize the grams of cannabinoids per square foot per year. On the extraction side, the company looks at efficiency and costs. During the company’s first quarter, its operating costs for cultivation and extraction combined were approximately $0.15 per gram, significantly less than the average cost per gram for Canadian operators, according to Detwiler.

Extraction Efficiency is an Important Performance Metric for Clever Leaves.

The Clever Leaves model depends on the internationalization of the cannabis supply chain. While delays in regulatory movement in that direction may be a challenge, the company is one of a handful with an EU GMP-certified asset. It is well-positioned to work with regulators around the world, advocating for regulatory progress in key markets.

To learn more, visit the Clever Leaves website. Listen to the entire interview:

Additional Information and Where to Find It

In connection with the proposed business combination between Schultze Special Purpose Acquisition Corp. (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This article includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Registration Statement, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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